February 08, 2019

VIA EDGAR

Mr. Brad Skinner

Senior Assistance Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Natural Resources

Washington, DC 20549

RE:	Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

Dear Mr. Skinner:

Ring Energy, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 26, 2018 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (File No. 001-36057) (the “Form 10-K”) filed with the Commission on March 15, 2018.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Properties

Proved Undeveloped Reserves, page 17

1.	Expand your disclosure to discuss the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited, to the capital expenditures incurred during the year. Also resolve the apparent inconsistency in the figures for the “future capital expenditures” and the “estimated development costs” presented page 18. Refer to Item 1203(c) of Regulation S-K.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

Response 1: The Company respectfully acknowledges the Staff’s comment. Based on the foregoing, we will enhance disclosures relating to our investments and progress made, and avoid any further inconsistencies. We will expand our disclosure to include costs incurred during the year to convert proved undeveloped reserves to proved developed reserves substantially in the form as follows in future reports:

“During the year ended December 31, 2018, we incurred costs of approximately $_____ million to convert the reserves associated with [_____ number] of our net proved undeveloped locations at December 31, 2018, to proved developed reserves of _____ MBoe.”

As to the discrepancy between the “future capital expenditures” in the first table and the “estimated development costs” in the second table, this is an inconsistency, as the amount shown for “future capital expenditures” in the first table did not include all of the future development costs. The first table which included “future capital expenditures” should have reflected the following amounts:

	Oil (Bbl)	Gas (Mcf)	Total (Boe)	% of Total Proved	Pre-tax PV10 (In thousands)	Standardized Measure of Discounted Future Net Cash Flows (In thousands)	Future Capital Expenditures (In thousands)

PDP	12,515,600	11,274,200	14,394,633	45%	$218,905	$184,740	$-
PDNP	2,806,000	1,400,000	3,039,333	10%	59,390	50,120	5,376
PUD	13,622,142	5,363,289	14,516,024	45%	103,806	87,605	126,972

Total Proved:	28,943,742	18,037,489	31,949,990	100%	$382,101	$322,465	$132,348

The amount shown as “estimated development costs” in the second table, however, is correct and is the amount reflected elsewhere in the 2017 Annual Report on Form 10-K. We do not believe this inconsistency is material, particularly in light of the information being provided accurately in other locations within the report. We propose that the enhanced disclosure be provided in future reports and no remedial action need be taken with respect to the 2017 Annual Report on Form 10-K.

Internal Controls Over Reserves Estimates, page 18

2.	If you represent that your reserves were prepared or audited by third party independent consultants, you must additionally disclose the qualifications of the technical person within each of the third party engineering firms, e.g. Cawley, Gillespie & Associates, Inc. and Williamson Petroleum Consultants, Inc., primarily responsible for overseeing the preparation of such estimates. Refer to the requirements pursuant to Item 1202(a)(7) of Regulation S-K.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

Response 2: The Company respectfully acknowledges the Staff’s comment. We agree to enhance the disclosure regarding the qualifications of the technical person overseeing the preparation of any third party engineering reports and estimates. The enhanced disclosure shall be substantially in the form as follows:

“Approximately 100 percent of the proved reserves estimates shown in the Annual Report on Form 10-K at December 31, 2018, have been independently prepared by Cawley, Gillespie & Associates (“CGA”), a leader of petroleum property analysis for industry and financial institutions. CGA was founded in 1960 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-693. Within CGA, the technical person primarily responsible for preparing the estimates set forth in the CGA letter dated [January _____, 2019], filed as an exhibit to this Annual Report on Form 10-K, was Mr. Zane Meekins. Mr. Meekins has been a practicing consulting petroleum engineer at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas (License No. 71055) and has over 30 years of practical experience in petroleum engineering, with over 28 years of experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a Bachelor of Science degree in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.”

With respect to Williamson Petroleum Consultants, Inc. (“Williamson”), Williamson has advised us that its principals retired last year in 2018, and we will not be utilizing Williamson in connection with the reserve report to be included with our Annual Report on Form 10-K for the year ended December 31, 2018. We propose that we make the enhanced disclosures relating to any current or future reserve engineers in future reports.

Acreage, page 19

3.	Expand your disclosure to provide the expiration dates of material amounts of undeveloped acreage. Refer to Item 1208(b) of Regulation S-K.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

Response 3: We respectfully acknowledge the Staff’s comments and note we will enhance our disclosures to include material acreage that will expire, unless developed or renewed, during each of the next three years. We plan to include a disclosure substantially in the form as follows:

“Leases of undeveloped acreage will generally expire at the end of their respective primary terms unless production from such leasehold acreage has been established prior to expiration of such primary term. If production is established on such acreage, the lease will generally remain in effect until the cessation of production from such acreage and is referred to in the industry as “Held-By-Production” or “HBP.” Leases of undeveloped acreage may terminate or expire as a result of not meeting certain drilling commitments, if any, or otherwise by not complying with the terms of a lease depending on the specific terms that are negotiated between lessor and lessee.

The following table sets forth the gross and net undeveloped acreage, as of December 31, 2018, under lease which would expire over the next three years unless (i) production is established on the lease or within a spacing unit of which the lease is participating, or (ii) the lease is renewed or extended prior to the relevant expiration dates:

	2019		2020		2021
	Gross	Net	Gross	Net	Gross	Net
Undeveloped Acreage
Total

4.	Tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, expand your disclosure to identify the number of locations, the related net reserve quantities and the steps which would be necessary to extend the time to the expiration of such leases. Refer to Rule 4-10(a)(26) of Regulation S-X.

Response 4: We respectfully acknowledge the Staff’s comments. We have not assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. We will not drill on any expired leases, unless we have significant assurances such lease will be renewed or extended. We have not drilled on acreage covered by an expired lease and do not expect to drill on acreage covered by an expired lease in the future. In the event that this changes in the future, we will include a disclosure outlining the items requested in Comment 4 above. Additionally, we will not assign any proved undeveloped reserves to locations which are scheduled to be drilled after lease expiration.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

Production History, page 19

5.	Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each individual field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S- X.

Response 5: We respectfully acknowledge the Staff’s comment and note that all of the products we sell are included in our disclosure of production, namely oil and natural gas. We sell our gas at the wellhead and, accordingly, account for it as natural gas sales. We do not have any natural gas liquids or condensate sales, given our natural gas is sold at the wellhead. With respect to our upcoming 2018 Annual Report on Form 10-K, we will expand this disclosure to reflect the production from each of the Central Basin Platform and the Delaware Basin as these are the only two fields that contain 15% or more of the total proved reserves attributable to the underlying properties. We respectfully propose to include a footnote in our table under “Production History” in our Form 10-K, which sets forth the amount of production derived from both fields substantially in the form as follows:

“Production from the Central Basin Platform field during the years ended December 31, 2016, 2017 and 2018 was _____, _____ and _____ MBoe, respectively, consisting of ____, _____ and _____ MBbls of oil, respectively, and _____ ,______and _____ MMcf of natural gas, respectively. Production from the Delaware Basin field during the years ended December 31, 2016, 2017 and 2018 was ___, _____ and ____ MBoe, respectively, consisting of ____, ____ and _____ MBbls of oil, respectively, and _____, ____ and ____ MMcf of natural gas, respectively”.

Drilling Activity, page 20

6.	Expand your disclosure to additionally provide the total number of net development wells drilled, the total number of net exploratory wells drilled and the extent that you drilled any dry development and/or exploratory wells. Refer to Item 1205 of Regulation S-K. Also modify your use of the term “science wells” to conform your disclosure to one of the well types identified in Item 1205(b)(2) of Regulation S-K or in Rule 4-10(a) of Regulation S- X.

Response 6: We agree to enhance our disclosure to provide the total number of net development wells drilled, the total number of net exploratory wells drilled, and any dry development or exploratory wells. We propose providing such enhanced disclosure in our upcoming 2018 Annual Report on Form 10-K. If permitted to do so in the 2018 Annual Report on Form 10-K, we will change to a tabular format and expand the disclosure to include both gross and net wells for all categories substantially in the form as follows:

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

	Year Ended December 31,
	2018		2017		2016
	Gross	Net	Gross	Net	Gross	Net
Exploratory:
Productive
Dry
Development:
Productive
Dry
Total:
Productive
Dry

Please note that all of the wells drilled by the Company to date have been development wells, with the exception of the three “science wells.” “Science well” is a term used in the industry to describe a well that is drilled for purposes of determining the stratigraphic composition of a particular area and is not intended to be completed and produce any oil or gas. Going forward, we will designate the “science wells” as exploratory wells; in addition, since these exploratory wells were not completed for production, we will designate them as dry wells. We would propose to then footnote that these were stratigraphic test wells that were never intended to be completed for production. The proposed footnote would read substantially in the form as follows:

“Footnote 1: The exploratory wells drilled in 2017 are what we previously termed science wells. The wells were stratigraphic test wells and were drilled without the intention of completing them for production. Since they were not completed for production, they have been classified as dry wells.”

We believe this approach is consistent with the manner in which other registrants that operate in the surrounding area would report their results.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

7.	Expand the disclosure of your drilling activities to additionally discuss your present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in the process of being installed, pressure maintenance operations, and any other related activities of material importance subsequent to the fiscal year-end. Refer to Item 1206 of Regulation S-K.

Response 7: We respectfully acknowledge the Staff’s comment and agree to enhance our disclosure of drilling activities and other operations. We are no longer conducting water floods. We respectfully propose to the Staff that we address the expanded disclosure in our upcoming 2018 Annual Report on Form 10-K. If permitted to do so in the 2018 Annual Report on Form 10-K, we will add language substantially in the form as follows:

“During 2018, the Company drilled ___ gross horizontal wells (___net), completed _____ gross (___ net) horizontal wells and drilled and placed into service _____ gross (___ net) salt water disposal wells. All wells are in the State of Texas. We did not install any new water flood operations or suffer any material mechanical failures during 2018 and there were no material suspensions of production during 2018. As of December 31, 2018, the Company was in the process of drilling ___ gross (___ net) horizontal wells and completing ____ gross (___ net) horizontal wells. No other material activities were in process as of December 31, 2018.”

Financial Statements

Notes to Financial Statements

Note 13 – Income Taxes, page F-20

8.	We note you reported losses for the years ended December 31, 2017 and December 31, 2016, and that you reported cumulative losses for the three year periods ended December 31, 2017 and December 31, 2016. In view of these factors, explain to us your basis for recognizing a net deferred tax asset as of December 31, 2017 and December 31, 2016. As part of your response, explain to us how you considered the guidance in FASB ASC paragraphs 740-10-30-2(b), 740-10-30-17, 740-10-30-21 and 740-10-30-23.

Response 8: We respectfully acknowledge the Staff’s comment and further acknowledge that we recorded pre-tax losses in 2015 and 2016, resulting in the recording of a deferred tax asset totaling $20,051,908, as of December 31, 2016. These losses were primarily the result of significant asset impairment write downs based on values of our oil and gas reserves versus the carrying value of those assets on our balance sheet. These write downs occurred because of significant drops in commodity prices, particularly in oil.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

During the preparation of our 2016 Annual Report on Form 10-K, filed March 15, 2017, we evaluated whether a valuation against this deferred tax asset was appropriate. As a part of that evaluation, we attempted to calculate what our pre-tax income might be using varying commodity prices. We determined that the deferred tax asset would be used within a reasonable amount of time, depending largely on the referenced commodity prices. Our estimates calculated that the asset would be completely utilized within three to five years.

Our analysis concluded that the deferred tax asset would be fully utilized within a reasonable time period per ASC 740-10-30-2(b). Further, we based our evaluation on all available information per ASC 740-10-30-17. The primary considerations were the losses in 2015 and 2016, along with the fact those losses were the result of asset write downs, and our expectations regarding future results of operations based on reasonable commodity prices. We did not witness any additional negative evidence beyond the losses in 2015 and 2016, as referenced by ASC 740-10-30-21. As noted, our analysis provided positive evidence that the deferred tax asset would be utilized within a reasonable time frame. Finally, as to ASC 740-10-30-23, we considered both the positive and negative evidence and feel we gave proper weight to said evidence. The primary negative evidence of losses in previous years was tempered against the fact that those losses resulted from asset write downs which had not occurred prior to 2015 or were not anticipated going into 2017. The expectation of pre-tax income in future years outweighed the evidence from these two negative years.

To support the results of this analysis, we would note that the deferred tax asset was reduced by approximately 44% from December 31, 2016 to December 31, 2017, as reflected on our balance sheet on our 2017 Annual Report on Form 10-K, filed March 15, 2018, and approximately an additional 24% during the nine months ended September 30, 2018, as reflected on our balance sheet on our 2018 Third Quarter Report on Form 10-Q, filed November 6, 2018.

The bulk of this analysis was performed for the year ended December 31, 2016. This analysis was evaluated for the year ended December 31, 2017, and was deemed to stand true for the year ended December 31, 2017, particularly given the utilization of approximately 44% of the deferred tax asset within the first year from the evaluation, as referenced previously. The Company acknowledges that it may take the Staff significant time to review our complete disclosure but is available to respond to any comments that may result during such review.

The deferred tax asset will again be reevaluated as part of the preparation of our financial statements to be presented in our 2018 Annual Report on Form 10-K.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

Reserves Quantities Information, page F-22

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

9.	Expand your tabular presentation of proved reserves to additionally provide the separate disclosure of the net quantities by product type of proved undeveloped reserves at the beginning and end of each period presented. Refer to the illustration in Example 1 of FASB ASC 932-235-50-2. Also resolve the apparent inconsistency in the figures disclosed as proved developed reserves at the end of 2016 with the comparable estimates provided elsewhere on page 16. Refer to the disclosure requirements for proved developed and proved undeveloped reserves under FASB ASC 932-235-50-4.

Response 9: We respectfully propose to the Staff that we address the expanded tabular presentation of proved reserves in our upcoming 2018 Annual Report on Form 10-K as we do not believe the proposed changes are material to the reader’s understanding of the document and the Company’s business. If so permitted, we will expand the table in our upcoming 2018 Annual Report on Form 10-K to include the presentation of net quantities by product type of proved undeveloped reserves, in addition to the already presented Proved Developed reserves, at the beginning and end of each period presented. As to the inconsistency noted, the volumes reported on the table on page F-22 inadvertently included only the Proved Developed Producing amounts, while the other tables included also the Proved Developed Non-producing volumes. The table in question should have been as follows:

For the Year Ended December 31,	2017		2016
	Oil (1)	Natural Gas (1)	Oil (1)	Natural Gas (1)
Proved Developed and Undeveloped Reserves
Beginning of year	24,999,100	16,454,849	22,312,450	12,539,600
Purchases of minerals in place	21,855	-	-	-
Improved recovery and extensions	8,752,269	5,123,652	3,714,442	2,366,395
Sale of minerals in place	(26,593)	(251,071)	-	-
Production	(1,311,727)	(761,517)	(728,051)	(900,089)
Revision of previous estimate	(3,491,162)	(2,528,424)	(299,741)	2,448,943

End of year	28,943,742	18,037,489	24,999,100	16,454,849

Proved Developed at end of year	15,321,600	12,647,200	8,479,000	10,481,300
Proved Undeveloped at end of year	13,622,142	5,363,289	16,520,100	5,973,549

We will ensure that the inconsistency noted above is resolved in our 2018 Annual Report on Form 10-K and any future filings by including all Proved Developed reserves.

10.	The disclosure of the changes in your proved reserves appears to combine changes from two separate and unrelated causes into a single line item entry, e.g. improved recovery and extensions and discoveries. Refer to the description of the change categories under FASB ASC 932-235-50-5 and revise your disclosure to clearly and separately address each required change category. This comment also applies to the comparable disclosure of the changes in your proved undeveloped reserves provided on page 17.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

Response 10: With respect to our upcoming 2018 Annual Report on Form 10-K, we will separate the changes in proved reserves for improved recovery and for extensions and discoveries in all relevant locations within the 2018 Annual Report on Form 10-K including in the following table:

Changes in Standardized Measure of Discounted Future Net Cash Flows

	2018	2017
Beginning of the year
Purchase of minerals in place
Extensions and discoveries, less related costs
Improved recovery, less related costs
Development costs incurred during the year
Sales of oil and gas produced, net of production costs
Sales of minerals in place
Accretion of discount
Net changes in price and production costs
Net change in estimated future development costs
Revision of previous quantity estimates as a result of commodity prices
Revision of previous quantity estimates as a result well performance
Revision of previous quantity estimates as a result removal of uneconomic proved undeveloped locations
Revision of previous quantity estimates as a result removal of proved undeveloped locations due to changes in previously adopted development plans
Revision of estimated timing of cash flows
Net change in income taxes

End of the Year

11.	Expand your disclosure to provide an explanation of the significant changes related to each line item entry other than production. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. The disclosure relating to revisions in the previous estimates of your reserves should identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Response 11: With respect to our upcoming 2018 Annual Report on Form 10-K, we will expand our disclosure to more fully explain the changes to the various line items. We will also separate any line items, as with the improved recovery and for extensions and discoveries noted above. Additionally, we will better identify the factors causing the revision of estimates and, as appropriate, create additional separate line items. The table presented for Item 10 encompasses the changes we are proposing to the Staff.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

Exhibits, Financial Statement Schedule

Exhibit Number 99.1, page 47

12.	The reserve report that you have filed does not include certain information required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that includes the following information.

•	A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•	An explanation of the types of costs represented under the line item entry “Other Deductions” shown in the tabular shown in the tabular presentation of the results of the audit as part of the primary economic assumptions (Item 1202(a)(8)(v)).

Response 12: The Company respectfully acknowledges the Staff’s comment. The “Other Deductions” category on the Cawley, Gillespie & Associates, Inc. reports represents the variable component of the “Operating Expenses” and the “Operating Expenses” category represents the fixed component of “Operating Expenses.” Due to the fact that both are “Operating Expenses”, the category of “Other Deductions” will no longer be broken out and both fixed and variable expenses will be incorporated into the “Operating Expenses.”

Exhibit Number 99.2, page 47

13.	The reserve report that you have filed does not include certain information required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that includes the following information.

•	The assumptions, data, methods and procedures used in connection with the preparation of the report, including a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•	A discussion of the primary economic assumptions, including initial benchmark and volume weighted average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, for the reserves included in the report (Item 1202(a)(8)(v)).

•	A discussion of the possible effects of regulation on the ability of the Company to recover the estimated reserves (Item 1202(a)(8)(vi)).

•	A discussion of the inherent uncertainties of reserves estimates (Item 1202(a)(8)(viii)).

•	A statement that the third party has used all procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

Response 13: The Company respectfully acknowledges the Staff’s comment and will ensure that the requested information is included in any future reserve reports prepared by Williamson. As noted above in Response 2, the Company currently has no intention of procuring the services of Williamson in the future.

14.	The reserve report refers to additional supplemental information that is not included with the report, e.g. “Definitions” that describe all categories of reserves and a “Discussion” that describes the basis of the evaluation. Obtain and file a revised report to include the referenced supplemental information. Alternatively, remove the reference if you do not intend to include this supplemental information.

Response 14: The Company respectfully acknowledges the Staff’s comment and will ensure that the requested information is included in any future reserve reports prepared by Williamson. As noted above in Response 2, the Company currently has no intention of procuring the services of Williamson in the future.

General

15.	We note your website www.ringenergy.com contains links to various news releases of your quarterly results. However, you do not appear to have furnished this information on Form 8-K. Explain to us how you have considered the requirements of Item 2.02 of Form 8-K.

Response 15: The Company respectfully acknowledges the Staff’s comment, and we will furnish a Form 8-K in connection with any press release announcing our financial and operational results, as well as any operational updates which may address the status of drilling operations or other more granular information regarding operations which has been historically viewed by the Company as immaterial and not required under Item 2.02 of Form 8-K.

In addition to the above responses, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ring Energy, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2017

File No. 001-36057

If you have any questions or comments concerning these responses, please do not hesitate to call me at [(918) 499-3880], or our counsel, Mark L. Jones of Baker & Hostetler LLP at (713) 646-1395.

Sincerely,

/s/ William R. Broaddrick

William R. Broaddrick

Chief Financial Officer